

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2010

Mail Stop 4613

<u>Via U.S. Mail and facsimile</u>

Mr. Gennady Fedosov, President
   Secretary and Treasurer
Global GSM Solutions, Inc.
204 West Spear Street
Carson City, NV   89703

RE   :   Global GSM Solutions, Inc.
                 Registration Statement on Form S-1
                 Filed on: April 7, 2010
                 File No.: 333-165929

Dear Mr. Fedosov:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page</u>

.

1. If you use the prospectus before the effective date of the registration statement, please amend the registration statement to include in boldface or some other prominent type the "Subject to Completion" legend required by Item 501(b)(10) of Regulation S-K.

2. Please note that the proceeds to the company, as disclosed in the table on the prospectus cover page, should be net only of underwriting discounts and commissions. Other expenses of the offering, such as legal and professional fees, should be disclosed in Part II of the Form S-1 under Item 13. Please revise the cover page information accordingly.

Risk Factors, page 6

We lack an operating history and have not generated any revenues or profit to date. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may have to cease operations, page 7

3. You disclose that your net loss since inception is $840 for incorporation service fee. Based on your statements of operations, it appears that your net loss since inception is $5,740. Please revise accordingly.

Because we do not have an escrow or trust account for your subscription . . . , page 8

4. We note your disclosure that your director and sole officer has the power to appropriate the $60,000.00 you raise, and can therefore take the funds for their own use. Please provide your state law analysis as to why this director and officer would have this power. Alternatively, please remove this disclosure, as it suggests that this activity would be authorized under state law.

Use of Proceeds, page 13

5. Please revise the use of the proceeds to the registrant as shown in the use of proceeds table to account for all of the $8,700 of expenses of the offering, disclosed in Item 13 in Part II of the registration statement, if you will use proceeds of the offering to cover all of these expenses.

6. You present the uses of proceeds assuming the sale of 50% and 100% of the securities offered for sale in this offering. Assuming the sale of 100% of the securities, you estimate that you will have net proceeds of $52,000. However, your detailed listing of how the net proceeds will be used totals $62,000. Please revise accordingly

7. In your MD&A discussion you state that "Even if we raise $60,000 from this offering, it will last one year…" Discuss the likelihood that you may need to borrow additional funds to continue your business plan, if you do not obtain the

maximum or less than 50% of the maximum proceeds within the next twelve months.

8. If any net proceeds will be used as direct or indirect payments to Mr. Fedosov and Ms. Ivashenko or their affiliates, appropriate disclosure should be made.

Plan of Distribution, page 16

9. Discuss Mr. Fedosov's prior experience or lack thereof relating to conducting a best-efforts offering. If applicable, the potential risks should be addressed in the risk factors section.

Procedures for Subscribing, page 18

10. Please summarize the material terms of the subscription agreement and file copies of the subscription agreement as exhibits to the registration statement. We may have further comments.

Business, page 23

11. Please explain what a "GSM" device is.

Management, page 27

12. You indicate that you were incorporated on November 9, 2009. Based on disclosures presented elsewhere in the filing, including on pages 5, 24 and 40, it appears that you may have been incorporated on March 5, 2008. Please revise so your disclosures are consistent throughout the filing.

Executive Compensation, page 28

13. You state that you do not contemplate entering into any employment agreements until you begin profitable operations. Please indicate whether Mr. Fedosov will be compensated after the offering and prior to profitable operations. If so, state clearly that the net offering proceeds will be used to pay his compensation.

Financial Statements, page 34
General

14. You disclose on page 33 that the 6,000,000 shares issued in January 2010 were restricted. Please enhance your disclosure to discuss in the footnotes of the financial statements as well as throughout the filing the nature of the restrictions.

Report of Independent Registered Public Accounting Firm, page 35

15. The first paragraph of your accountant's report refers to the related statements of operations, stockholders' equity (deficit), and cash flows for the period then ended. Please make arrangements with your accountants to have them revise their report to clarify that their report refers to the related statements of operations, stockholders' equity (deficit), and cash flows for the periods, instead of period, then ended. In addition, the report should clearly state the duration of each period. For example, we assume the period ended January 31, 2010 refers to the fiscal year ended January 31, 2010 and the period ended January 31, 2009 refers to the period from March 5, 2008 (inception) to January 31, 2009. Please revise accordingly. Please also make similar revisions to your financial statements so the duration of the period is clear.

16. The opinion paragraph of your accountant's report indicates that the financial statements present fairly the financial position of Red Pine Capital Group, Inc. Please make arrangements with your accountants to have them revise their report to refer to you instead of Red Pine Capital Group, Inc.

Balance Sheets, page 36

17. Based on the statements of stockholders' equity (deficit) and other disclosures throughout the filing, it appears that there may not have been any shares of common stock outstanding as of January 31, 2009. As such, please revise the description of common stock on the face of the balance sheet to clarify that there were 6,000,000 shares issued and outstanding as of January 31, 2010 and zero shares issued and outstanding as of January 31, 2009, if true. In addition, it appears that the par value of the common stock may be $0.001 and not $0.0001. Please revise accordingly.

Note 1 – Summary of Significant Accounting Policies, page 40

Income Taxes, page 40

18. You disclose that your predecessor operated as an entity exempt from Federal and State income taxes. It does not appear that you have disclosed any information elsewhere in the filing regarding your predecessor. Please advise or revise your disclosure accordingly.

Item 15. Recent Sales of Unregistered Securities, page 45

19. Provide the information required by Item 701(d) of Regulation S-K with respect to the sale of securities to Ms. Anna Ivashenko, or clarify that the information provided with respect to Mr. Fedosov applies to both transactions.

Item 17. Undertakings, page 46

20. Please revise paragraph (A)(1)(c) so that it conforms to the exact language in Item 512(a)(1)(iii) of Regulation S-K.

Signatures, page 49

21. Please include the signature of Ms. Anna Ivashenko, as a director of the registrant on the signature page of the amended registration statement.

22. Indicate the dates on which the registration statement was signed.

Legality Opinion, Exhibit 5.1

23. Please have counsel remove the final sentence of this opinion, as it is not appropriate to deny that this is counsel's consent or that counsel is an expert within the meaning of Section 7 of the Securities Act. Note that we will not object if counsel states that it does not admit that it is an expert within the meaning of Section 7.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Accountant at (202) 551-3866, or Rufus Decker, Assistant Chief Accountant at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director